Exhibit (a)(5)(lxxix)

For Immediate Release

Contact:	Deborah Lilienthal

Oracle Corp.

(650) 506-5158

deborah.lilienthal@oracle.com

ORACLE’S RESPONSE TO PEOPLESOFT SHAREHOLDERS’ MOTION

REDWOOD SHORES, Calif., November 7, 2003 — (http://www.oracle.com/tellmemore/?2545325) Oracle Corporation (Nasdaq: ORCL) issued the following statement today:

“PeopleSoft’s latest action is management entrenchment at its worst, “ said Oracle spokesman Jim Finn. “These modifications to PeopleSoft’s so-called Customer Assurance Program are not about protecting customers. Instead, they reflect PeopleSoft’s blatant disregard for shareholder value and choice, preventing shareholders from exercising their right to determine board membership. This is an obvious attempt to secure management’s record pay packages, such as Craig Conway’s which, according to Fortune Magazine, is valued at more than $112 million.”

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on July 24, 2003. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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